Exhibit 12

MILLENNIUM CHEMICALS INC.

STATEMENT SETTING FORTH DETAIL FOR COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(Millions of dollars)

	Year Ended December 31,
	2005	2004	2003	2002	2001
Income (loss) from continuing operations before income taxes	$28	$(31)	$(186)	$(344)	$(56)
Fixed charges:
Interest expense, gross	130	106	98	90	85
Portion of rentals representative of interest	8	8	7	7	6

Total fixed charges before capitalized interest	138	114	105	97	91
Capitalized interest	—	—	—	—	—

Total fixed charges including capitalized interest	138	114	105	97	91

Earnings (losses)	$166	$83	$(81)	$(247)	$(35)
Ratio of earnings (losses) to fixed charges (a)	1.2	0.7	—	—	0.4

(a)	In 2003 and 2002, earnings were insufficient to cover fixed charges by $186 million and $344 million, respectively.